UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OUTFRONT Media Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Titles of Class of Securities)

69007J106
(CUSIP Number)

Providence Equity Partners L.L.C.
50 Kennedy Plaza, 18th Floor
Providence, Rhode Island 02903
(401) 751-1700

with a copy to:

Michael J. Aiello
Kevin J. Sullivan
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69007J106	SCHEDULE 13D	Page 2 of 21

1	NAMES OF REPORTING PERSONS
PEP VIII International Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,187,500 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,187,500 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,187,500 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.64%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
The ownership percentage set forth herein for PEP VIII International Ltd. is calculated assuming a total of  161,540,874 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of OUTFRONT Media Inc. (the “Issuer”) deemed issued and outstanding, which includes (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14-A, filed with the Securities and Exchange Commission on April 24, 2020 (the “2020 Proxy”), and (ii) 17,187,500 shares of Common Stock that are issuable, as of the April 20, 2020 (the “Issuance Date”), upon the conversion of the shares of Series A Convertible Perpetual Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of the Issuer directly held by Providence Equity Partners VIII-A L.P. (“PEP VIII-A”), Providence Equity Partners VIII (Scotland) L.P. (“PEP Scotland”), PEP VIII Intermediate 5 L.P. (“PEP 5”), PEP VIII Intermediate 6 L.P. (“PEP 6”) and PEP VIII Advertising Co-Investment L.P. (“PEP Advertising”) (the foregoing entities collectively, the “PEP Direct Holders”).

CUSIP No. 69007J106	SCHEDULE 13D	Page 3 of 21

1	NAMES OF REPORTING PERSONS
Providence Equity GP VIII L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,187,500 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,187,500 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,187,500 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.64%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for Providence Equity GP VIII L.P. is calculated assuming a total of   161,540,874 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020, as set forth in the 2020 Proxy, and (ii) 17,187,500 shares of Common Stock that are issuable, as of the Issuance Date, upon the conversion of the shares of Series A Preferred Stock held by the PEP Direct Holders.

CUSIP No. 69007J106	SCHEDULE 13D	Page 4 of 21

1	NAMES OF REPORTING PERSONS
PEP VIII (Scotland) International Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,187.50 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,187.50 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,187.50 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
The ownership percentage set forth herein for PEP VIII (Scotland) International Ltd. is calculated assuming a total of 144,232,561.50 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020, as set forth in the 2020 Proxy, and (ii) 71,187.50 shares of Common Stock that are issuable, as of the Issuance Date, upon the conversion of the shares of Series A Preferred Stock held by PEP Scotland.

CUSIP No. 69007J106	SCHEDULE 13D	Page 5 of 21

1	NAMES OF REPORTING PERSONS
Providence Equity GP VIII (Scotland) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,187.50 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,187.50 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,187.50 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for Providence Equity GP VIII (Scotland) L.P. is calculated assuming a total of 144,232,561.50 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020, as set forth in the 2020 Proxy, and (ii) 71,187.50 shares of Common Stock that are issuable, as of the Issuance Date, upon the conversion of the shares of Series A Preferred Stock held by PEP Scotland.

CUSIP No. 69007J106	SCHEDULE 13D	Page 6 of 21

1	NAMES OF REPORTING PERSONS
Providence Equity Partners VIII-A L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,777,062.50 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,777,062.50 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,777,062.50 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.21%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for PEP VIII-A is calculated assuming a total of 149,130,436.50 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020, as set forth in the 2020 Proxy, and (ii) 4,777,062.50 shares of Common Stock that are issuable, as of the Issuance Date, upon the conversion of the shares of Series A Preferred Stock held by PEP VIII-A.

CUSIP No. 69007J106	SCHEDULE 13D	Page 7 of 21

1	NAMES OF REPORTING PERSONS
Providence Equity Partners VIII (Scotland) L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Scotland UK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,187.50 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,187.50 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,187.50 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for PEP Scotland is calculated assuming a total of 144,232,561.50 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020, as set forth in the 2020 Proxy, and (ii) 71,187.50 shares of Common Stock that are issuable, as of the Issuance Date, upon the conversion of the shares of Series A Preferred Stock held by PEP Scotland.

CUSIP No. 69007J106	SCHEDULE 13D	Page 8 of 21

1	NAMES OF REPORTING PERSONS
PEP VIII Intermediate 5 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,911,312.50 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,911,312.50 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,911,312.50 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.57%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for PEP 5 is calculated assuming a total of 151,264,686.50 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020, as set forth in the 2020 Proxy,  and (ii) 6,911,312.50 shares of Common Stock that are issuable, as of the Issuance Date, upon the conversion of the shares of Series A Preferred Stock held by PEP 5.

CUSIP No. 69007J106	SCHEDULE 13D	Page 9 of 21

1	NAMES OF REPORTING PERSONS
PEP VIII Intermediate 6 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,302,937.50 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,302,937.50 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,302,937.50 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.57%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for PEP 6 is calculated assuming a total of  146,656,311.50 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020, as set forth in the 2020 Proxy, and (ii) 2,302,937.50 shares of Common Stock that are issuable, as of the Issuance Date, upon the conversion of the shares of Series A Preferred Stock held by PEP 6.

CUSIP No. 69007J106	SCHEDULE 13D	Page 10 of 21

1	NAMES OF REPORTING PERSONS
PEP VIII Advertising Co-Investment L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,125,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,125,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,125,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.12%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for PEP Advertising is calculated assuming a total of 147,478,374.00 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,353,374 shares of Common Stock outstanding as of April 9, 2020, as set forth in the 2020 Proxy, and (ii) 3,125,000 shares of Common Stock that are issuable, as of the Issuance Date, upon the conversion of the shares of Series A Preferred Stock held by PEP Advertising.

CUSIP No. 69007J106	SCHEDULE 13D	Page 11 of 21

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of OUTFRONT Media Inc., a Maryland corporation (the “Issuer”). The Common Stock is listed on the New York Stock Exchange under the ticker symbol “OUT”. The principal executive offices of the Issuer are located at 405 Lexington Avenue, 17th Floor, New York, NY 10174.

Item 2.	Identity and Background.

The names and locations of organization of the persons jointly filing this Schedule 13D (collectively, the “Reporting Persons”) are:

•	PEP VIII International Ltd., a Cayman Islands limited company (“PEP International”);

•	Providence Equity GP VIII L.P., a Cayman Islands exempted limited partnership (“PEP GP VIII”);

•	PEP VIII (Scotland) International Ltd., a Cayman Islands limited company (“PEP Scotland International”);

•	Providence Equity GP VIII (Scotland) L.P., a Delaware limited partnership (“PEP GP Scotland”);

•	Providence Equity Partners VIII-A L.P., a Cayman Islands exempted limited partnership (“PEP VIII-A”);

•	Providence Equity Partners VIII (Scotland) L.P., a Scottish partnership (“PEP Scotland”);

•	PEP VIII Intermediate 5 L.P., a Delaware limited partnership (“PEP 5”);

•	PEP VIII Intermediate 6 L.P., a Delaware limited partnership (“PEP 6”); and

•	PEP VIII Advertising Co-Investment L.P., a Delaware limited partnership (“PEP Advertising”) (collectively with PEP VIII-A, PEP Scotland, PEP 5 and PEP 6, the “PEP Direct Holders”).

The Reporting Persons have entered into a Joint Filing Agreement dated the date of this Schedule 13D. A copy of the Joint Filing Agreement is filed as Exhibit 99.1 hereto and is incorporated by reference in its entirety herein.

PEP International is the sole general partner of PEP GP VIII. PEP GP VIII is the sole general partner of each of the PEP Direct Holders except PEP Scotland. PEP GP VIII is also the holder of all of the equity interests in PEP Scotland International. PEP Scotland International is the sole general partner of PEP GP Scotland. PEP GP Scotland is the sole general partner of PEP Scotland. The principal business of each of the Reporting Persons is investments. The principal office of each of the Reporting Persons and is located at 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903.

The name, business address, present principal occupation or employment and citizenship of each of the directors and officers of PEP International and PEP Scotland International (the “Schedule A Persons”) are set forth in Schedule A hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons has, nor, to their knowledge, have any of the Schedule A Persons, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons was, nor, to their knowledge, were any of the Schedule A Persons, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

As a result of the purchase by the PEP Direct Holders of the shares of Series A Preferred Stock (as defined in Item 3), the Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act, and may deemed to be the beneficial owner of all of the shares of Common Stock issuable upon conversion of the shares of Preferred Stock owned by each of the PEP Direct Holders. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

CUSIP No. 69007J106	SCHEDULE 13D	Page 12 of 21

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

As previously disclosed by the Issuer in the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on April 20, 2020, the Issuer entered into an Investment Agreement (the “Investment Agreement”) on April 16, 2020 with PEP VIII-A, PEP Scotland, PEP 5, PEP 6, ASOF Holdings I, L.P. and Ares Capital Corporation (Ares Capital Corporation together with ASOF Holdings I, L.P., the “Ares Purchasers”), to which PEP Advertising executed a joinder on April 20, 2020. Pursuant to the Investment Agreement, the Issuer issued and sold, severally, an aggregate of 400,000 shares of the Issuer’s newly created Series A Convertible Perpetual Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), on April 20, 2020 (the “Issuance Date”), at a purchase price of $1,000 per share, for an aggregate purchase price of $400.0 million (the “Private Placement”).

In the Private Placement:

•	PEP VIII-A purchased 76,433 shares of Series A Preferred Stock for an aggregate purchase price of $76,433,000;

•	PEP Scotland purchased 1,139 shares of Series A Preferred Stock for an aggregate purchase price of $1,139,000;

•	PEP 5 purchased 110,581 shares of Series A Preferred Stock for an aggregate purchase price of $110,581,000;

•	PEP 6 purchased 36,847 shares of Series A Preferred Stock for an aggregate purchase price of $36,847,000; and

•	PEP Advertising purchased 50,000 shares of Series A Preferred Stock for an aggregate purchase price of $50,000,000.

          As a result, the PEP Direct Holders in the aggregate severally purchased 275,000 shares of Series A Preferred Stock for an aggregate purchase price of $275,000,000 in the Private Placement. The purchase price for the shares of Series A Preferred Stock purchased by the PEP Direct Holders was funded from the general funds available to the PEP Direct Holders, including through capital contributions from their equityholders and/or affiliates.

Item 4.	Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The shares of Series A Preferred Stock acquired (or deemed to be acquired) by the Reporting Persons were acquired for the purpose of making an investment in the Issuer. The Reporting Persons intend to review their investment in the Issuer continually.

Although the Reporting Persons do not currently have any specific plan or proposal to convert the Series A Preferred Stock or sell the Series A Preferred Stock or the Common Stock issuable upon conversion of the Series A Preferred Stock, except as described herein, each Reporting Person may, and reserves the right (in each case, subject to any applicable restrictions under law and/or the agreements described in Item 6 below, including the standstill restrictions described therein), at any time and from time to time to (i) purchase or otherwise acquire additional shares of Common Stock, Series A Preferred Stock or other securities of the Issuer or of subsidiaries of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions, or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, members, limited partners or other equityholders, (iv) pledge, hypothecate, impose a lien on, use as a security interest or otherwise encumber the Issuer Securities, and/or (v) engage in discussions and communications, in its capacity as a holder of Issuer Securities or through the Providence Designee (as defined in Item 6) on the Issuer’s Board of Directors, with the Issuer, members of management and the Board of Directors of the Issuer, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring (A) extraordinary corporate transactions, such as a merger or sales or acquisitions of assets or businesses, (B) changes to the Issuer’s capitalization or dividend policy, (C) other changes to the Issuer’s business or structure or (D) one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D under the Act.

CUSIP No. 69007J106	SCHEDULE 13D	Page 13 of 21

Other than as described above, none of the Reporting Persons currently has, nor, to the their knowledge , do any of the Schedule A Persons currently have, any present plans or proposals that relate to, or would result in, any of the actions required to be disclosed in Items 4(a) through (j) of Schedule 13D under the Act, although the Reporting Persons may, and reserve the right to, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

 (a) — (b) The ownership percentages set forth below are calculated, with respect to each Reporting Person, as a percentage of the sum of (A) and (B) where (A) is equal to144,353,374 shares of Common Stock outstanding as of April 9, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14-A, filed with the Commission on April 24, 2020 and (B) is equal to the number of shares of Common Stock that are issuable, as of the Issuance Date, assuming that all of the shares of Series A Preferred Stock directly held or which may be deemed to be beneficially owned by such Reporting Person were converted into shares of Common Stock of the Issuer on the Issuance Date. The number of shares of Common Stock that are issuable upon the conversion of shares of Series A Preferred Stock is calculated based on an initial conversion rate of 62.50 shares of Common Stock for each share of Series A Preferred Stock, subject to certain adjustments.

As a result of the Private Placement:

•
PEP VIII-A directly holds 76,433 shares of Series A Preferred Stock, convertible at any time at its option into 4,777,062.50 shares of Common Stock or 3.20% of the deemed issued and outstanding shares of Common Stock (calculated assuming the conversion of only the shares of Series A Preferred Stock directly held by PEP VIII-A);

•
PEP Scotland directly holds 1,139 shares of Series A Preferred Stock, convertible at any time at its option into 71,187.50 shares of Common Stock or 0.05% of the deemed issued and outstanding shares of Common Stock (calculated assuming the conversion of only the shares of Series A Preferred Stock directly held by PEP Scotland);

•
PEP 5 directly holds 110,581 shares of Series A Preferred Stock, convertible at any time at its option into 6,911,312.50 shares of Common Stock or 4.57% of the deemed issued and outstanding shares of Common Stock (calculated assuming the conversion of only the shares of Series A Preferred Stock directly held by PEP 5);

•
PEP 6 directly holds 36,847 shares of Series A Preferred Stock, convertible at any time at its option into 2,302,937.50 shares of Common Stock or 1.57% of the deemed issued and outstanding shares of Common Stock (calculated assuming the conversion of only the shares of Series A Preferred Stock directly held by PEP 6); and

CUSIP No. 69007J106	SCHEDULE 13D	Page 14 of 21

•
PEP Advertising directly holds 50,000 shares of Series A Preferred Stock, convertible at any time at its option into 3,125,000 shares of Common Stock or 2.12% of the deemed issued and outstanding shares of Common Stock (calculated assuming the conversion of only the shares of Series A Preferred Stock directly held by PEP Advertising).

PEP International is the sole general partner of PEP GP VIII. PEP GP VIII is the sole general partner of each of the PEP Direct Holders except PEP Scotland. PEP GP VIII is also the holder of all of the equity interests in PEP Scotland International. PEP Scotland International is the sole general partner of PEP GP Scotland. PEP GP Scotland is the sole general partner of PEP Scotland. By virtue of such relationships, (i) PEP Scotland International and PEP GP Scotland have shared voting and investment control with respect to the 1,139 shares of Preferred Stock directly held by PEP Scotland and (ii) PEP GP VIII and PEP International have shared voting and investment control with respect to the 275,000 shares of Preferred Stock directly held in the aggregate by the PEP Direct Holders. For purposes of Rule 13d-3 under the Act, (i) PEP Scotland International and PEP GP Scotland may be deemed to beneficially own 0.05% of the deemed issued and outstanding shares of Common Stock (calculated assuming the conversion of only the shares of Series A Preferred Stock directly held by PEP Scotland) and (ii) PEP GP VIII and PEP International may be deemed to beneficially own 10.64% of the deemed issued and outstanding shares of Common Stock (calculated assuming the conversion of all of the shares of Series A Preferred Stock directly held by the PEP Direct Holders).

PEP International, PEP GP VIII, PEP Scotland International and PEP GP Scotland each disclaim beneficial ownership of the securities referred to in this Schedule 13D, and the filing of this Schedule 13D should not be construed as an admission that any of PEP International, PEP GP VIII, PEP Scotland International or PEP GP Scotland is, for the purpose of Schedule 13D or 13G of the Act, the beneficial owner of any securities covered by this statement. Each of the PEP Direct Holders disclaim beneficial ownership of the securities held directly by the other PEP Direct Holders.

 (c) Except as disclosed herein, none of the Reporting Persons have, nor, to the their knowledge, have any of the Schedule A Persons, effected any transactions during the past sixty (60) days in any securities of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Articles Supplementary

On the Issuance Date, the Issuer filed with the State Department of Assessments and Taxation of Maryland Articles Supplementary classifying the Series A Preferred Stock (the “Articles Supplementary”), effective as of the Issuance Date, establishing the rights and preferences of the Series A Preferred Stock, including (among others) the following:

Liquidation Preference

The Series A Preferred Stock ranks senior to the Common Stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer. Each share of Series A Preferred Stock has an initial liquidation preference of $1,000 per share.

Dividend Rights

Holders of the Series A Preferred Stock are entitled to a cumulative dividend accruing at the initial rate of 7.0% per year, payable quarterly in arrears. The dividend rate will increase by an additional 0.75% per annum effective on each anniversary of the Issuance Date beginning on and following the eighth anniversary of the Issuance Date. The dividend rate is subject to increases during certain other circumstances as set forth in the Articles Supplementary, including an increase by up to 2.00% per year during periods in which the Issuer fails to make certain dividend payments or fails to pay certain amounts due in respect of the Series A Preferred Stock. Dividends may, at the option of the Issuer, be paid in cash, in-kind, through the issuance of additional shares of Series A Preferred Stock or a combination of cash and in-kind, until the eighth anniversary of the Issuance Date, after which time dividends will be payable solely in cash.

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Limitations and Participation on Dividends with respect to Junior Securities

So long as any shares of Series A Preferred Stock remain outstanding, the Issuer may not declare a dividend on, or make any distributions relating to, capital stock that ranks junior to, or on a parity basis with, the Series A Preferred Stock, subject to certain exceptions, including but not limited to (i) any dividend or distribution in cash or capital stock of the Issuer on or in respect of the capital stock of the Issuer to the extent that such dividend or distribution is necessary to maintain the Issuer’s status as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended, and (ii) any dividend or distribution in cash in respect of Common Stock that, together with the dividends or distributions during the 12-month period immediately preceding such dividend or distribution, is not in excess of 5% of the aggregate dividends or distributions paid by the Issuer necessary to maintain its REIT status during such 12-month period. Following the one-year anniversary of the Issuance Date, if all or any portion of the dividends or distributions is paid in respect of the shares of Common Stock in cash, then concurrently and as a condition to such payment, the shares of Series A Preferred Stock will participate in such dividends or distributions on an as-converted basis up to the amount of their accrued dividend on the Series A Preferred Stock for such quarter, which amounts will reduce the dividends payable on the shares of Series A Preferred Stock dollar-for-dollar for such quarter.

Optional Conversion

The Series A Preferred Stock is convertible at the option of any holder at any time into shares of Common Stock at an initial conversion price of $16.00 per share and an initial conversion rate of 62.50 shares of Common Stock per share of Series A Preferred Stock, subject to certain anti-dilution adjustments.

Mandatory Conversion

At any time from and after the third anniversary of the Issuance Date, if (i) the volume-weighted average price of the Common Stock exceeds 150% of the then-applicable conversion price for at least 20 trading days in any period of 30 trading days and (ii) (A) the Issuer has an effective Resale Shelf Registration Statement (as defined in the Registration Rights Agreement (as defined below)) on file with the Commission or (B) the shares of Common Stock to be issued on mandatory conversion would be eligible to be offered, sold or otherwise transferred by the holder thereof pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), without any requirements as to volume, manner of sale or availability of current public information (whether or not then satisfied), all of the Series A Preferred Stock may be converted, at the election of the Issuer, into the relevant number of shares of Common Stock, plus cash in lieu of any fractional shares. In addition, the Issuer may redeem any or all of the Series A Preferred Stock for cash at any time after the seventh anniversary of the Issuance Date at a redemption price equal to 100% of the liquidation preference of the Series A Preferred Stock, plus any accrued and unpaid dividends as of the applicable redemption date.

Change of Control

Upon the occurrence of a Change of Control (as defined in the Articles Supplementary), each holder of the Series A Preferred Stock can either (i) require the Issuer to purchase any or all of their shares of Series A Preferred Stock (a “Change of Control Put”) at a redemption price payable in cash equal to 105% of the liquidation preference of the Series A Preferred Stock, plus any accrued and unpaid dividends as of the applicable purchase date, or (ii) convert any or all of their shares of Series A Preferred Stock (a “Change of Control Conversion”) into the number of shares of Common Stock equal to the liquidation preference (including accrued and unpaid dividends as of the conversion date) divided by the then-applicable conversion price, plus cash in lieu of any fractional shares. Upon the occurrence of a Change of Control, any shares of Series A Preferred Stock as to which a Change of Control Put or Change of Control Conversion was not exercised may be redeemed in cash, at the option of the Issuer, at a redemption price equal to 100% of the liquidation preference plus accrued and unpaid dividends as of the applicable redemption date.

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Share Cap

The issuance of shares of Common Stock upon the conversion of Series A Preferred Stock is subject to a cap equal to 28,856,239 shares of Common Stock (the “Share Cap”) unless and until the Issuer obtains stockholder approval (to the extent required under the New York Stock Exchange listing rules) for the issuance of additional shares (“Stockholder Approval”). If the Share Cap would be exceeded in connection with the issuance of shares upon a conversion of the Series A Preferred Stock, the Issuer will deliver to holders an amount of cash per share equal to the volume-weighted average price per share of the Common Stock on the trading day immediately preceding the conversion date for each share of Common Stock that holders would have received had they converted such shares of Series A Preferred Stock into Common Stock on the conversion date. Additionally, the issuance of additional shares of Series A Preferred Stock as an in-kind dividend is subject to the Share Cap, and if any in-kind dividends of Series A Preferred Stock would cause the total number of shares of Common Stock into which the Series A Preferred Stock is convertible to exceed the Share Cap, such dividend shall instead be paid in cash, unless and until the Issuer obtains Stockholder Approval.

Voting Rights

The Articles Supplementary provide that holders of the Series A Preferred Stock shall have the right to vote on matters submitted to a vote of the holders of Common Stock (voting together as one class) on an as-converted basis, except as otherwise prohibited by applicable law or by the terms of the Articles Supplementary, provided that the holders of the Series A Preferred Stock affiliated with the PEP Direct Holders will not be entitled to voting rights in the election of directors of the Issuer until the expiration or termination of its applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and, if applicable, the Canadian Competition Act. In no event will the holders of the Series A Preferred Stock have the right to vote shares of Series A Preferred Stock on as as-converted basis in excess of the Share Cap.

Consent Rights

Certain matters will require the approval of the holders of at least a majority of the shares of Series A Preferred Stock outstanding at such time, voting together as a separate class, including, among others, (i) the authorization, issuance or reclassification of, or any amendments to the Issuer’s Charter and the Issuer’s Amended and Restated Bylaws to authorize, create or increase the issued shares of, any class or series of senior or parity equity securities or any security convertible into, or exchangeable or exercisable for, shares of senior or parity equity securities, (ii) the redemption, repurchase or other acquisition of junior equity securities by the Issuer (other than certain exceptions, such as repurchases of equity securities in connection with the Issuer’s equity compensation plans or existing DownREIT arrangements), (iii) the incurrence of any additional indebtedness by the Issuer or its subsidiaries not otherwise permitted under the Issuer’s indebtedness agreements existing on the Issuance Date, as they may be amended, restated, replaced or refinanced from time to time and (iv) the issuance of any preferred stock or senior securities or securities convertible into preferred stock or senior securities of the Issuer’s subsidiaries (other than to the Issuer or the Issuer’s wholly-owned subsidiaries) in connection with any financing transaction or any capital raising transaction. Additionally, amendments, modifications, supplements, waivers or other changes of any provision of the Issuer’s Charter (including the Articles Supplementary) that adversely alters or changes the rights, powers, preferences or privileges of the holders of the Series A Preferred Stock, shall require the approval of holders of 75% of the outstanding shares of Series A Preferred Stock so long as the Ares Purchasers, together with their affiliates, continue to beneficially own in the aggregate shares of Series A Preferred Stock, Common Stock or shares of Series A Preferred Stock convertible into Common Stock representing (on an as-converted basis) 90% of the number of shares of Common Stock beneficially owned by the Ares Purchasers on the Issuance Date, with a majority of the outstanding shares of Series A Preferred Stock required in all other periods, voting as a separate class.

CUSIP No. 69007J106	SCHEDULE 13D	Page 17 of 21

Investment Agreement

Providence Designee

Pursuant to the Investment Agreement, the Issuer has agreed to increase the size of its board of directors (the “Board”) in order to elect one individual designated by the PEP Direct Holders (the “Providence Designee”) to the Board for a term commencing after the Issuer’s 2020 annual meeting of stockholders on June 8, 2020, and expiring at the Issuer’s 2021 annual meeting of stockholders. At the Issuer’s 2021 annual meeting of stockholders, the Issuer will nominate the Providence Designee for election as a director with a term expiring at the Issuer’s subsequent annual meeting of stockholders. So long as the PEP Direct Holders or their permitted transferees beneficially own shares of Series A Preferred Stock and/or shares of Common Stock issued upon conversion of shares of Series A Preferred Stock that represent, in the aggregate and on an as-converted basis, at least 25% of the shares of Common Stock, on an as-converted basis, beneficially owned by the PEP Direct Holders on the Issuance Date, then the PEP Direct Holders will continue to have the right to designate the Providence Designee and the Issuer will nominate the Providence Designee for election as a director during each applicable annual meeting of stockholders with a term expiring at the Issuer’s subsequent annual meeting of stockholders.

Participation Rights

Under the Investment Agreement, with respect to the PEP Direct Holders, so long as the PEP Direct Holders or their permitted transferees beneficially own shares of Series A Preferred Stock and/or shares of Common Stock issued upon conversion of shares of Series A Preferred Stock that represent, in the aggregate and on an as-converted basis, at least 25% of the shares of Common Stock, on an as-converted basis, beneficially owned by the PEP Direct Holders on the Issuance Date (the first day in which such requirement is not satisfied, the “Fall-Away of Rights”), subject to certain exceptions, the Issuer is required to give the PEP Direct Holders notice of any proposed issuance by the Issuer of any shares of Common Stock, and any warrants, options or other rights to acquire, or any securities exercisable for, exchangeable for or convertible into Common Stock or any other class of capital stock of the Issuer, no less than 10 business days prior to the proposed date of issuance. The PEP Direct Holders are then entitled to purchase up to their pro rata share of the securities the Issuer proposes to issue.

Standstill

The Reporting Persons and their affiliates are subject to certain standstill restrictions, including that they will be restricted from acquiring additional securities of the Issuer, subject to certain exceptions, until, with respect to the Reporting Persons and their affiliates, the later of (A) the first day on which the Providence Designee no longer serves on the Issuer’s Board and the PEP Direct Holders or their permitted transferees have no rights (or have irrevocably waived their rights) to designate a director for election to the Issuer’s Board, and (B) the two year anniversary of the Issuance Date. However, the Reporting Persons and their affiliates may acquire a number of additional shares of Common Stock that does not exceed 3.44% in the aggregate, calculated based on the issued and outstanding shares of Common Stock as of April 16, 2020.

Voting

Until the Fall-Away of Rights, the PEP Direct Holders and their permitted assigns shall vote all of the shares of Series A Preferred Stock or Common Stock beneficially owned by such persons in the following manner with respect to only the circumstances set forth therein: (i) in favor of each director nominated and recommended by the Board for election, (ii) against any stockholder nominations for director which are not approved and recommended by the Board, (iii) in favor of the Issuer’s “say on pay” proposal and any proposal by the Issuer relating to equity compensation that has been approved by the Compensation Committee of the Board, and (iv) in favor of the Issuer’s proposal for ratification of the appointment of the Issuer’s independent registered public accounting firm. In addition, until the Fall-Away of Rights, the PEP Direct Holders and their permitted assigns shall be present, in person or by proxy, at all meetings of the stockholders of the Issuer to which the shares of Series A Preferred Stock or Common Stock may be counted for purposes of determining a quorum. As noted above, the holders of the Series A Preferred Stock affiliated with the PEP Direct Holders will not be entitled to voting rights in the election of directors of the Issuer until the expiration or termination of its applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and, if applicable, the Canadian Competition Act.

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Registration Rights Agreement

On the Issuance Date, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”), by and among the Issuer, PEP VIII-A, PEP Scotland, PEP 5, PEP 6 and the Ares Purchasers, to which PEP Advertising executed a joinder.

Obligations Generally

The Registration Rights Agreement provides that the Issuer will use its reasonable best efforts to prepare and file a shelf registration statement with the Commission no later than 90 days after the Issuance Date and to use its reasonable best efforts to cause such shelf registration statement to be declared effective as promptly as is reasonably practicable after its filing to permit the public resale of registrable securities (as defined in the Registration Rights Agreement) covered by the Registration Rights Agreement. The registrable securities generally include any shares of Common Stock into which the Series A Preferred Stock is convertible and any other securities issued or issuable with respect to any such shares of Common Stock by way of share split, share dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise.

Demand and Piggyback Registration Rights

The Issuer generally will be required to effect up to (i) within any twelve-month period during the term of the Registration Rights Agreement, two underwritten offerings of the registrable securities at the request of the PEP Direct Holders and (ii) in the aggregate during the term of the Registration Rights Agreement, four underwritten offerings of the registrable securities at the request of the PEP Direct Holders, subject to certain limitations, including that the anticipated gross proceeds of any offering be at least $75.0 million. The PEP Direct Holders are also entitled to customary “piggy-back” registration rights. The rights of any particular holder to cause the Issuer to register securities under the Registration Rights Agreement will terminate with respect to that holder upon the date on which such holder no longer holds any Series A Preferred Stock or any registrable securities. The registration rights set forth in the Registration Rights Agreement will terminate on the date on which all shares of Common Stock issuable (or actually issued) upon conversion of the Series A Preferred Stock cease to be registrable securities.

The foregoing description of the Articles Supplementary, the Investment Agreement, and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to such documents that are attached as exhibits hereto and are incorporated by reference herein.

Other than as described elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

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Item 7.	Material to be Filed as Exhibits.

The following exhibits are incorporated into this Schedule 13D:

1	Articles Supplementary of OUTFRONT Media Inc. effective April 20, 2020 (incorporated by reference to Exhibit 3.1 of the Issuer’s Form 8-K filed with the Commission on April 20, 2020).

2
Investment Agreement, dated April 16, 2020, by and among OUTFRONT Media Inc., Providence Equity Partners VIII-A L.P., Providence Equity Partners VIII (Scotland) L.P., PEP VIII Intermediate 5 L.P., PEP VIII Intermediate 6 L.P., ASOF Holdings I, L.P. and Ares Capital Corporation (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed with the Commission on April 20, 2020).

3
Joinder to Investment Agreement, dated April 20, 2020, by and among PEP VIII Advertising Co-Investment L.P., Providence Equity Partners VIII-A L.P., Providence Equity Partners VIII (Scotland) L.P., PEP VIII Intermediate 5 L.P. and PEP VIII Intermediate 6 L.P.

4
Registration Rights Agreement, dated April 20, 2020, by and among OUTFRONT Media Inc., Providence Equity Partners VIII-A L.P., Providence Equity Partners VIII (Scotland) L.P., PEP VIII Intermediate 5 L.P., PEP VIII Intermediate 6 L.P., ASOF Holdings I, L.P. and Ares Capital Corporation (incorporated by reference to Exhibit 10.3 of the Issuer’s Form 8-K filed with the Commission on April 20, 2020).

5	Joinder to Registration Rights Agreement, dated April 20, 2020, by PEP VIII Advertising Co-Investment L.P.

6
Joint Filing Agreement, dated as of August 9, 2019, by and among PEP VIII International Ltd., Providence Equity GP VIII L.P., PEP VIII (Scotland) International Ltd., Providence Equity GP VIII (Scotland) L.P., Providence Equity Partners VIII-A L.P., Providence Equity Partners VIII (Scotland) L.P., PEP VIII Intermediate 5 L.P., PEP VIII Intermediate 6 L.P. and PEP VIII Advertising Co-Investment L.P.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2020

PEP VIII INTERNATIONAL LTD.

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde Title: Authorized Signatory

PROVIDENCE EQUITY GP VIII L.P.

By: PEP VIII International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde Title: Authorized Signatory

PEP VIII (SCOTLAND) INTERNATIONAL LTD.

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde Title: Authorized Signatory

PROVIDENCE EQUITY GP VIII (SCOTLAND) L.P.

By: PEP VIII (Scotland) International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde Title: Authorized Signatory

PROVIDENCE EQUITY PARTNERS VIII-A L.P.

By: Providence Equity GP VIII L.P., its general partner

By: PEP VIII International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde Title: Authorized Signatory

PROVIDENCE EQUITY PARTNERS VIII (SCOTLAND) L.P.

By: Providence Equity GP VIII (Scotland) L.P., its general partner

By: PEP VIII (Scotland) International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde Title: Authorized Signatory

CUSIP No. 69007J106	SCHEDULE 13D	Page 21 of 21

PEP VIII INTERMEDIATE 5 L.P.

By: Providence Equity GP VIII L.P., its general partner

By: PEP VIII International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde Title: Authorized Signatory

PEP VIII INTERMEDIATE 6 L.P.

By: Providence Equity GP VIII L.P., its general partner

By: PEP VIII International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde Title: Authorized Signatory

PEP VIII ADVERTISING CO-INVESTMENT L.P.

By: Providence Equity GP VIII L.P., its general partner

By: PEP VIII International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde Title: Authorized Signatory

Schedule A

SCHEDULE A

INFORMATION CONCERNING THE MANAGING MEMBERS OF PEP VIII INTERNATIONAL LTD. AND PEP VIII (SCOTLAND) INTERNATIONAL LTD.

The following table sets forth the name, business address, and present principal occupation or employment of each present director and officer of PEP VIII International Ltd. and PEP VIII (Scotland) International Ltd. (the “Schedule A Persons”), and the principal business and address of any corporation or other organization in which such employment is conducted.

PEP VIII International Ltd.
Name	Employer & Business Address	Present Principal Occupation or Employment	Citizenship
Jonathan M. Nelson	PEP VIII International Ltd. c/o Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, RI 02903	Director of PEP VIII International Ltd.	United States

John C. Hahn	PEP VIII International Ltd. c/o Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, RI 02903	Director of PEP VIII International Ltd.	United States and United Kingdom

Michael J. Dominguez	PEP VIII International Ltd. c/o Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, RI 02903	Director of PEP VIII International Ltd.	United States

Peter O. Wilde	PEP VIII International Ltd. c/o Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, RI 02903	Director of PEP VIII International Ltd.	United States

Marc G. Puglia	PEP VIII International Ltd. c/o Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, RI 02903	Chief Financial Officer of PEP VIII International Ltd. and Director of PEP VIII (Scotland) International Ltd.	United States

Schedule A

PEP VIII (Scotland) International Ltd.
Name	Employer & Business Address	Present Principal Occupation or Employment	Citizenship
Sarah N. Conde	PEP VIII (Scotland) International Ltd. c/o Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, RI 02903	Director of PEP VIII (Scotland) International Ltd.	United States
Marc G. Puglia	PEP VIII International Ltd. c/o Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, RI 02903	Chief Financial Officer of PEP VIII International Ltd. and Director of PEP VIII (Scotland) International Ltd.	United States
Aaron W. Fine	PEP VIII (Scotland) International Ltd. c/o Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, RI 02903	Director of PEP VIII (Scotland) International Ltd.	United States